Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Corinthian Schools, Inc.	Delaware
Rhodes Colleges, Inc.	Delaware
Rhodes Business Group, Inc.	Delaware
Florida Metropolitan University, Inc.	Florida
Corinthian Property Group, Inc.	Florida
Grand Rapids Educational Center, Inc.	Michigan
National School of Technology, Inc.	Florida
Ward Stone College, Inc.	Florida
Titan Schools, Inc. (formerly known as WyoTech Acquisition Corp.)	Delaware
MJB Acquisition Corp.	Wyoming
Pegasus Education, Inc.	Delaware
Career Choices, Inc.	California
Sequoia Education, Inc.	California
Ashmead Education, Inc.	Washington
Eton Education, Inc.	Washington
ECAT Acquisition, Inc.	Delaware
CDI Education USA, Inc.	Delaware
Everest Colleges Canada, Inc.	Canada
Career Canada C.F.P. Limited	Canada